Exhibit 99.1

Obsidian Energy Provides Operational Update

•	2021 development drilling program successfully completed on schedule

CALGARY, January 6, 2022—OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on our second half 2021 development program with all drilling activity completed on schedule. We expect our full year 2021 average production to be approximately at the low end of the range of our guidance (24,600 boe/d to 24,800 boe/d) based on preliminary estimates, which reflects a minor delay in the closing of our previously announced acquisition of the remaining 45 percent interest in the Peace River Oil Partnership (“PROP”) (approximately 70 boe/d annualized impact). Preliminary estimates for our December production, representing the first full month post-acquisition, is 27,260 boe/d, which includes contribution from six new wells brought on production mid-month. An additional seven drilled wells are expected to be on production in the first quarter of 2022.

“We are pleased with the execution of our 2021 development program, allowing us to exit the year in a very strong position,” commented Stephen Loukas, Obsidian Energy’s Interim President and CEO. “Our technical and operating teams have continued to deliver top tier drilling results and solid production from our substantial asset base. We are also excited to have resumed drilling our Pembina and Peace River assets in the second half of 2021 to further unlock the potential of these areas.”

With an improved economic environment, funds flow from operations (“FFO”) for the first nine months of 2021 ($137.9 million) exceeded the full year of 2020 ($117.8 million). Combined with production increases from the success of our 2021 development program, we are in a strong position to execute our future development plan and deliver further debt reduction in 2022. We expect to announce our full-year 2022 guidance on January 24, 2022.

2021 DEVELOPMENT PROGRAM UPDATE AND EARLY 2022 ACTIVITY

We are pleased to have successfully completed our 2021 development program, which included drilling 35 high working interest wells across our broad, high quality asset base in the Willesden Green, Pembina and Peace River areas.

	Operated Wells Rig Released Gross (net)	Operated Wells On Production Gross (net)
Q1 2021	6 (6.0)	3 (3.0)[1]
Q2 2021	3 (3.0)	6 (6.0)
Q3 2021	11 (10.2)	3 (3.0)
Q4 2021	15 (14.6)	17 (16.0)

TOTAL	35 (33.8)[2]	29 (28.0)[2]

(1)	On stream count includes one well rig-released in 2020.
(2)	Seven wells (6.8 net) drilled in 2021 are expected to be on production in the first quarter of 2022.

An update to our recent drilling results and planned activity is as follows:

•

Willesden Green: During the fourth quarter of 2021, the Company continued our area development by rig-releasing six wells (6.0 net) and bringing seven wells (7.0 net) on production, utilizing a single drilling rig that worked continuously into mid-December. The final three wells (3.0 net) in the 2021 program are expected to be brought on production in early February. Our program continues into 2022, starting with the Faraway 8-3 pad well, which spud in early January and is expected to be placed on production in March 2022.

Results for our wells commissioned in the fourth quarter of 2021 are as follows, shown as an average per well (100 percent working interest):

•	Crimson 3-3 pad (two wells):

•	IP30 of 495 boe/d (70 percent light oil)

•	IP60 of 433 boe/d (61 percent light oil)

•	Mannville 2-18 pad (one well):

•	IP30 of 834 boe/d (11 percent field condensate)

•	IP60 of 757 boe/d (12 percent field condensate)

•	Faraway 6-22 pad (four wells):

•	IP10 of 266 boe/d (95 percent light oil)

•

Pembina: The Company successfully returned to development drilling in the Pembina area in the fourth quarter of 2021, drilling five wells (4.6 net) and bringing seven wells (6.0 net) on production. The final three wells (2.8 net) in the 2021 program are expected to be brought on production in early February. During January, we will drill two additional wells (1.8 net) on our 2-15 pad site, seamlessly transitioning into our 2022 program.

Results for our remaining completed second half 2021 wells are as follows, shown as an average per well (on a gross basis):

•	PCU#9 7-17 pad (three wells):

•	IP30 of 182 boe/d (61 percent light oil; impacted by pump issues)

•	Last seven days of 214 boe/d (57 percent light oil)

•	PCU#9 2-15 pad (two wells):

•	IP10 of 152 boe/d (85 percent light oil; impacted by frac fluid recovery)

•	Last seven days of 342 boe/d (65 percent light oil)

•	Deeper vertical drills (two wells):

•	IP30 of 269 boe/d (95 percent light oil)

•	IP60 of 245 boe/d (96 percent light oil)

•

Peace River: In conjunction with our acquisition of the remaining 45 percent interest in our Peace River Operating Partnership, we resumed development drilling in the fourth quarter of 2021 with a four-well program (4.0 net) targeting the Bluesky formation from two of our existing pads at 6-31 (three wells) and 14-25 (one well). The 6-31 wells were brought on stream in late December and, as expected, are currently recovering drilling water in advance of first oil production. The fourth well is expected to be on stream in early January.

ALBERTA SITE REHABILITATION PROGRAM

With additional support from the Alberta Site Rehabilitation Program (“ASRP”) received through Periods 7 and 8 allocation, total support from the ASRP increased to over $35 million of grants and allocations. In the fourth quarter of 2021, we abandoned an additional 53 net wells, bringing our 2021 totals to 292 wells and 184 km of pipelines (net). We remain on pace to decommission a total of approximately 600 net wells and 700 net km of pipelines during the 2021-2022 period.

HEDGING UPDATE

The Company has the following financial oil and gas contracts in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil—WTI
October 2021	7,750 bbl/d	$92.59/bbl
November 2021	7,300 bbl/d	$100.61/bbl
December 2021	1,250 bbl/d	$99.46/bbl
January 2022	5,790 bbl/d	$97.87/bbl
February 2022	500 bbl/d	$98.40/bbl
Natural Gas—AECO
October 2021	23,695 mcf/d	$2.70/mcf
November 2021 – March 2022	25,591 mcf/d	$4.63/mcf

Additionally, the Company has the following physical contracts in place:

	Notional Volume	Term	Pricing (USD)
Heavy Oil Differential[1] – USD
	550 bbl/d	Oct – Nov 23 2021	($26.00)/bbl
	1,000 bbl/d	Nov 24 – Dec 2021	($26.00)/bbl
	1,350 bbl/d	Jan 2022	($31.50)/bbl
	1,150 bbl/d	Feb - Mar 2022	($31.50)/bbl

(1)	Hedged on a USD basis and inclusive of WCS differential, quality, and transportation charges.

In addition, PROP Energy 45 Limited Partnership, our wholly owned limited recourse subsidiary that purchased 45 percent of the PROP units from a third party on November 24, 2021, entered into the following financial hedges in conjunction with the acquisition financing:

Term	Notional Volume	Pricing (USD)
Oil—WTI
December 2021	1,576 bbl/d	$67.06/bbl
Q1 2022	1,502 bbl/d	$66.24/bbl
Q2 2022	1,121 bbl/d	$65.11/bbl
Q3 2022	593 bbl/d	$63.26/bbl
Q4 2022	606 bbl/d	$62.30/bbl
Heavy Oil —WCS Differential
Q1 2022	939 bbl/d	($17.45)/bbl
Q2 2022	801 bbl/d	($15.43)/bbl

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

TEST RESULTS AND INITIAL PRODUCTION RATES

Readers are cautioned that initial production rates and/or production test results disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery and therefore should not be relied upon for investment or other purposes.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	Barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select
WTI	West Texas Intermediate

NON-GAAP MEASURES

Included in this news release are references to terms “Funds Flow from Operations”, which does not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable with the calculation of similar measures by other companies. These non-GAAP measures are described and defined below.

“Funds Flow from Operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs.

FUTURE-ORIENTED FINANCIAL INFORMATION

This news release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company’s prospective results of operations, operating costs, expenditures, production, Funds Flow from Operations, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under “Forward-Looking Statements”. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI in order to provide readers with a more complete perspective on the Company’s business as of the date hereof and such information may not be appropriate for other purposes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for full year 2021 average production and December production; our development program, on production and on stream dates, and expectations for debt reduction in 2022; when we expect to announce out full-year 2022 guidance; and our hedges.

With respect to forward-looking statements and FOFI contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this document, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements and FOFI are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements and FOFI contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements and FOFI contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com